Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Chemung Financial Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Chemung Financial Corporation relating to the Chemung Canal Trust Company Profit Sharing, Savings, and Investment Plan, of our report dated February 7, 2003, with respect to the consolidated balance sheets of Chemung Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Chemung Financial Corporation.

/s/ KPMG LLP

Albany, New York
April 16, 2003